N E W S R E L E A S E

November 22, 2006 News Release 06-40	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD REPORTS 786 FEET OF 0.05 OZ./TON GOLD
FROM SNOWFIELD PROJECT IN CANADA

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to report remaining diamond drilling results from the Snowfield gold project in northern British Columbia. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek. The following table sets out assay results for the final seven holes of the 27 holes totalling 6,141 meters completed.

Drilling on 100-meter centers, with infill holes on 50-meter centers, outlined a rectangular area approximately 450 meters by 300 meters that is mineralized to depths in excess of 225 meters. Highlights in this set of results included:
•	Drill hole SF-24 which intersected 786 feet of 0.05 ounces of gold per ton (239.5 meters of 1.63 grams of gold per tonne); and,
•	Drill hole SF-23 which intersected 615.5 feet of 0.05 ounces of gold per ton (187.6 meters of 1.64 grams of gold per tonne).

Drilling through the entire program demonstrated continuity and grade consistency of the gold-molybdenum mineralization along strike and down-hole within the targeted zone. With complete assays for drilling this year, Silver Standard has initiated a resource estimate which it expects will be finalized before the end of the fourth quarter of this year. For earlier results, see the company’s news releases dated September 25 and October 23, 2006. A surface plan, long section and cross-section are posted with the news release on the company’s web site at www.silverstandard.com.

Gold-molybdenum mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks. Seabridge Gold Inc. is currently testing gold-copper mineralization at the Mitchell Zone on its Kerr-Sulphurets project located approximately two kilometers northwest of the Snowfield project.

At this stage, Snowfield is a non-core Silver Standard project that is contiguous with the company's silver-gold Sulphurets project. Silver Standard believes that the Snowfield project holds considerable value that can be realized on completion of the additional infill and extension diamond drilling planned in 2007. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. (SSRI-SN)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

SELECTED SNOWFIELD DRILLING RESULTS --- NOVEMBER 2006
Hole No.	Collar Location	Dip/ Azimuth	From (meters)	To (meters)	Interval * (meters)	Gold Grade (g/t)	Interval * (feet)	Gold Grade (oz/ton)
SF-21	E424920/ N6263852	90°/000°	2.2	139.6	137.4	1.49	450.8	0.04
		incl.	50.0	81.7	31.7	2.48	104.0	0.07
SF-22	E425015/ N6263846	90°/000°	35.1	149.4	114.3	1.32	375.0	0.04
SF-23	E425016/ N6263949	90°/000°	2.9	190.5	187.6	1.64	615.5	0.05
		incl.	4.6	45.7	41.1	2.96	135.8	0.09
SF-24	E425019/ N6263998	90°/000°	2.2	241.7	239.5	1.63	785.8	0.05
		incl.	2.4	92.4	90.0	2.61	295.3	0.08
SF-25	E425115/ N6263851	90°/000°	6.1	53.3	47.2	0.76	154.9	0.02
SF-26	E424819/ N6264004	90°/000°	1.8	186.5	184.7	1.15	606.0	0.03
		incl.	17.4	32.6	15.2	2.55	49.9	0.07
SF-27	E424764/ N6264053	90°/000°	1.5	42.7	41.2	0.68	135.2	0.02
		and	59.4	190.5	131.1	0.92	625.0	0.03

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C. All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

6,264,200N
6,264,000N
6,263,800N
424,800E
425,000E
425,200E
425E
3950N
SECTION 3950N
SECTION 425E
N
S
E
W
SF-01
SF-02
SF-03
SF-04
SF-05
SF-06
SF-07
SF-08
SF-09
SF-10
SF-11
SF-12
SF-13
SF-14
SF-15
SF-16
SF-17
SF-18
SF-19
SF-20
SF-21
SF-22
SF-23
SF-24
SF-25
SF-26
SF-27
S85-131
S85-113
S85-114
S85-112
S85-130
S91-394
S91-393
S93-423
LEGEND
SF-03 2006 Diamond Drill Hole
S93-423 Previous Drilling
Trench
Drill Hole Mineralization Trace
(>1.0 gpt)
0 50 100
METRES
Rock Geochem Contours
500 - 1000 ppb Au
1000 - 1500 ppb Au
1500 - 2000 ppb Au
>2000 ppb Au
Silver Standard
RESOURCES INC.
SULPHURETS PROPERTY
SNOWFIELD ZONE
Drill Hole Locations
And Rock Geochem.
SCALE: AS SHOWN

SF-18
SF-16
SF-17
S91-393
SF-14
SF-13
SF-15
SF-12
>2.0 g Au / t
>2.0 g Au / t
+ 0.5 g Au / t
+ 0.5 g Au / t
3.20 / 53.7m
3.11 / 57.9m
2.71 / 62.5m
2.29 / 56.4m
2.43 / 76.2m
2.65 / 22.3m
2.92 / 39.5m
1.81 / 121.3m
1.51 / 172.1m
1.45 / 160.1m
1.95 / 168.3m
1.81 / 190.5m
1.48 / 217.3m
1.27 / 293.2m
3.20 / 53.7m = Au gpt / Length (metres)
SNOWFIELDS ZONE
SECTION 3950N
METRES

SF-08
SF-06
SF-24
SF-23
SF-22
1650m
1600m
1550m
1500m
1450m
>2.0 Au / t
+ 0.5 Au / t
+ 0.5 Au / t
3.14
36.9m
2.86
41.2m
2.85
53.7m
2.47
68.6m
2.61
90.1m
S85-114
1.28
150.5m
1.81
97.5m
1.38
82.3m
S85-112
1.63
239.5m
1.64
187.6m
1.32
114.3m
3.14
36.9m
Ag gpt
Length (metres)
25 0 25 50
METRES
SNOWFIELDS ZONE
SECTION 425E